

SECURITI 02007891 ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2001 (MM/DD/YY) AND ENDING May 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Coastal Private Placements, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 East Litchfield Road, Box 804
(No. and Street)

Litchfield (City) CT (State) 06759 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kleeman (203) 741-5616
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name - *if individual, state last, first, middle name*)

25 Park Place (Address) Bronxville (City) NY (State) 10708 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kleeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Private Placement, Inc., as of May 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA M. GREENLAW
NOTARY PUBLIC, STATE OF MAINE
MY COMMISSION EXPIRES:
DECEMBER 20, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL PRIVATE PLACEMENTS, INC.

INDEX

* * *



Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Bronxville, NY • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Coastal Private Placements, Inc.

We have audited the accompanying statement of financial condition of COASTAL PRIVATE PLACEMENTS, INC. as of May 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 1 and 2 to the financial statements, investment securities not readily marketable amounting to $42,916 (84% of stockholder's equity) as of May 31, 2002 have been valued at estimated fair value as determined by the Board of Directors. We have reviewed the procedures applied by the directors in valuing such securities and investments and have inspected underlying documentation. In our opinion, those procedures are not reasonable and the documentation is not appropriate to determine the fair value of the securities in conformity with accounting principles generally accepted in the United States of America. The effect on the financial statements of not applying adequate valuation procedures is not readily determinable.

In our opinion, except for the effects on the financial statements of the valuation of investment securities determined by the Board of Directors, as described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Private Placements, Inc. as of May 31, 2002, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the effects on Schedule I of the valuation of investment securities determined by the Board of Directors, as described in the second preceding paragraph, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Bronxville, New York
June 26, 2002

COASTAL PRIVATE PLACEMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2002

ASSETS

Cash	$ 2,448
Certificate of deposit	5,625
Nonmarketable securities owned	42,916
Total	$50,989

STOCKHOLDER'S EQUITY

Common stock, no par value; 5,000 shares authorized; 120 shares issued and outstanding	$10,000
Additional paid-in capital	45,890
Accumulated deficit	(4,901)
Total stockholder's equity	50,989
Total	$50,989

See Notes to Financial Statements.

COASTAL PRIVATE PLACEMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED MAY 31, 2002

Revenues - interest income	$ 279
Expenses - general and administrative expenses	(3,861)
Net loss	$ (3,582)

See Notes to Financial Statements.

COASTAL PRIVATE PLACEMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MAY 31, 2002

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, June 1, 2001	120	$10,000	$45,890	$(1,319)	$54,571
Net loss				(3,582)	(3,582)
Balance, May 31, 2002	120	$10,000	$45,890	$(4,901)	$50,989

See Notes to Financial Statements.

COASTAL PRIVATE PLACEMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2002

Operating activities - net loss	$ (3,582)
Investing activities - purchase of certificate of deposit	(5,625)
Net decrease in cash	(9,207)
Cash, beginning of year	11,655
Cash, end of year	$ 2,448

See Notes to Financial Statements.

COASTAL PRIVATE PLACEMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization:

Coastal Private Placements, Inc. (the "Company"), a Connecticut corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD").

From time-to-time, the Company provides brokerage and consulting services in connection with the private placement of securities. The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i). The Company does not carry customer accounts, take custody of securities or extend margin credit to any customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Certificate of deposit:

The certificate of deposit matures in October 2003.

Securities owned:

In conformity with accounting principles generally accepted in the United States of America, the securities position of the Company is accounted for in the financial statements pursuant to accounting principles for broker-dealers. Therefore, all marketable securities owned by the Company are valued at market value. Nonmarketable securities owned by the Company are valued at estimated fair value. Unrealized gains and losses are included in the results of operations.

Management of the Company determines fair value by taking into consideration, among other things, recent trading activity in the issue, if any, available market prices on comparable marketable securities and the financial condition and operating results of the issuer. Certain investment securities received as a result of investment banking and/or underwriting activities are valued by management at their initial value until such time as there are significant transactions or developments to provide evidence that an increase in the carrying value of such a security is appropriate. Generally, the carrying values of such a security will be increased only in those instances where market values become readily ascertainable, there is a substantial volume of transactions occurring in the marketplace and the Company has obtained the right to trade the security in the marketplace. Reductions to the carrying value of such a security are made in the event that estimates by the Company of net realizable value have declined below the carrying value.

COASTAL PRIVATE PLACEMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Securities owned:

Securities owned at May 31, 2002 consist of investment securities for which there is no market on a securities exchange or no independent publicly quoted market. Such securities cannot be offered or sold unless registration has been effected under the Securities Act of 1933. Accordingly, such securities are valued at their estimated fair value when they were received (see Note 1).

Note 3 - Income taxes:

There was no provision for income taxes in 2002 as substantially all net operating loss carryforwards had been utilized in prior years. The deferred tax asset related to the remaining net operating loss carryforward is not material.

Note 4 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2002, the Company had net capital of $8,017, which was $3,017 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 5 - Related party transactions:

The Company's brokerage fees totaled approximately $3,900 for the year ended May 31, 2002 and were comprised of fees charged by its sole stockholder.

* * *

COASTAL PRIVATE PLACEMENTS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION MAY 31, 2002

Net capital:	
Total stockholder's equity	$50,989
Deduct nonallowable assets - securities not readily marketable	42,916
Net capital before haircuts on securities positions	8,073
Deduct haircuts on securities positions - certificates of deposit	56
Net capital	$ 8,017
Aggregate indebtedness - total liabilities	$ -
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital over minimum net capital	$ 3,017
Excess net capital at 1,000%	$ 8,017
Ratio of aggregate indebtedness to net capital	$ -

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

COASTAL PRIVATE PLACEMENTS, INC.

SCHEDULE II - STATEMENT REGARDING RULE 15c3-3
MAY 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.



Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Bronxville, NY • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors
Coastal Private Placements, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Coastal Private Placements, Inc. (the "Company") for the year ended May 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Bronxville, New York
June 26, 2002

COASTAL PRIVATE PLACEMENTS, INC.

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED MAY 31, 2002